April 20, 2020

J. Kevin Buchi
Principal Executive Officer
BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

       Re: BioSpecifics Technologies Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 17, 2020
           File No. 000-19879

Dear Mr. Buchi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Carl A. Valenstein